February 28, 2006

Via EDGAR and Overnight Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0407

Washington DC 20549

Attn:	Mr. Larry Spirgel
Ms. Sharon Virga
Mr. Michael Henderson

	RE:	Carrier Access Corporation
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-24597

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated February 15, 2006 relating to the above referenced Annual Report on Form 10-K/A (“Form 10-K/A”) of Carrier Access Corporation (the “Company”). To facilitate the staff’s review, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the year ended December 31, 2004

Business, page 13

1. Please refer to prior comment 1. Tell us more about your historical refunds under your price protection policy compared with the amount of the price protection liability that you recognized for each period presented. Tell us about your process for reviewing whether price decrease will or have settled in a price protection liability. Tell us how the price protection liability is reported in your financial statements. Tell us how you estimated returns under stock rotation rights compared with the actual customer returns for each period presented. We note that your estimated returns are based upon the sales with return rights, historical experience and known return requests. Do all these factors have to be included in your estimate? Please discuss procedures in detail. Tell us how you meet each of the requirements of paragraph 6 of SFAS 48 and especially 6, in light of your price protection policy. We may have future comments.

Price Protection Historical Refunds

There were three separate dates during the periods covered by the Form 10-K/A in which we decreased list prices for three specific products resulting in price protection credits. In each case, the price protection provisions resulted in immaterial credits on older product lines. The historical information requested related to these three events is as follows:

Date	Products	Number of Customers	Amounts of Total Credits
August, 2003	Adit 600	Three	Less than $15,000
November, 2003	Wide Bank	Three	Less than $15,000
February, 2004	Access Bank	Three	Less than $15,000

Because these amounts were not material to our financial statements, we did not record a liability in the period that we lowered the prices for these products. We recorded the amounts of the price protection credits in the periods that we actually made the credits to the customer accounts. The credit amounts were recorded as a reduction of revenue and trade accounts receivable.

We do not record a price protection reserve at the time that we recognize revenue on the original sale transaction because we have the ability to unilaterally decide on whether and when to reduce pricing on our products, and because we do not engage in an ongoing practice of lowering prices.

We do have processes in place as discussed below to ensure that we identify instances where lowering our prices would result in a price protection liability. In the event that we incur a material price protection liability, we would record the liability and reduce revenues in the period that the price reduction is effective.

Price Protection Processes

As noted in our response dated January 27, 2006, a distributor or original equipment manufacturer (“OEM”) customer with whom we have contractually agreed to price protection may be entitled to a credit for the difference between the price paid for the same products that have been sold to a like customer in like volumes for a lower price, and generally the “look-back” period is 60 days. To further clarify, distributor or OEM customers that have a contractual right to receive price protection, who have purchased products, generally within the last 60 days, and who have on-hand inventory quantities of the specific products for which we have reduced prices as of the effective date of the price decrease, may be eligible to receive the price protection benefit.

Our process to accurately and completely identify those customers for whom price protection is due is as follows:

•

Changes to product pricing are very closely managed by our Sales and Product Management functions. All changes to our list prices require executive level review and approval before official changes in pricing and notification to customers occurs. The Company considers numerous factors in its evaluation of price changes, including but not limited to, competitive and market factors, distributor and OEM inventory levels and whether there are any costs associated with price protection triggered by price decreases. The products eligible for price protection credit must be in unused, unopened (new) condition and are often limited by date of purchase.

•	We maintain a customer contract matrix that identifies customers who are contractually entitled to price protection. In considering a price decrease, we review the customer matrix to identify those customers who may be eligible for a credit or refund resulting from a potential price change. We then review actual contract language for such customers to determine the notification periods and any potential price protection liability.

•	We require our distributors and OEM’s to provide us quarterly on-hand inventory reporting that includes the dates the inventory was purchased. Before we decrease a price, we again query our distributors regarding their on-hand inventory of products we sold them and when we sold it to them. Our sales and field personnel obtain customer confirmation of the reported data, and if necessary, we perform a physical audit of our eligible customer product inventory, which is a condition in most contracts.

•	We calculate the amount of potential price protection liability by multiplying the eligible inventory on-hand quantities by the difference between the actual prices paid by the distributor and the new effective list prices (the effective list price is the new list price less any contractual discounts specifically applicable to eligible customers).

•	In the event we decide to implement a price decrease, a notice is sent to each eligible customer notifying them of the pricing change. Note that many of our contracts require 60 days’ advance notice of such price changes. We also distribute the new pricing guides and any related marketing materials.

•	We would record any material price protection liabilities incurred as a reduction to revenue in the period incurred (the period the price decrease is effective). We record any non-material price protection liabilities incurred as a reduction to revenue on our financial statements in the periods that we make the credits to the customer accounts.

•	We review any actual returns or credits against our accrual for each eligible customer and ensure any adjustments are supported and appropriate.

We work closely as business partners with our distributors whenever we are considering changes to the list prices of our products. In each of the three cases occurring during the periods covered by our Form 10-K/A where we reduced prices, price protection credits issued were less than $15,000. Also, our distributors have audit rights with respect to our pricing, including price protection provisions. Our price decreases have been very limited in number, have been applicable to only three of our distributors, and have occurred with respect to older product lines. We have been audited by one of our distributors and none of the credits were disputed.

Stock Rotation Return Rights – Estimates of Returns

As noted in our response dated January 27, 2006, certain customers have limited contractual rights of return under stock rotation rights. These rights have limitations on both the dollar amount of the inventory that may be returned and the period of time returns are allowed. The amount of inventory that may be returned is generally limited to no more than 15% of the customers’ unsold inventory of products we sold to them, in return for an order in an equal dollar amount for new products, and is limited to those products purchased by the customer within the prior four-month period. The products must be in unused, unopened (new) condition.

The following summarizes our estimated returns reserve that we recorded compared to actual returns for the periods reported in our Form 10-K/A:

	As of December 31,
	2004	2003	2002
Accrued stock rotation	$188,661	$201,699	$219,329
Actual stock rotation	172,195	252,988	208,537

Quarterly, we perform the following procedures to estimate and record an appropriate reserve for estimated stock rotation rights:

•	We maintain a customer contract matrix that identifies those customers who are contractually entitled to stock rotation rights. This contract matrix is updated as new contracts are concluded, or amendments to existing contracts are executed, and reviewed for completeness on no less than a quarterly basis.

•	Based upon actual sales to eligible customers, we calculate the estimated maximum amount of potential returns, i.e. sales for the appropriate period multiplied by the maximum return percentage per the contract for the preceding twelve months. We use the most recent twelve months of actual returns data because we believe that this provides the most relevant data for estimating future returns.

•	We determine the actual amount of stock rotation returns made by each eligible customer during the preceding twelve-month period, and if appropriate we consider further historical information dating back to prior periods based on the products and/or customers involved.

•	We calculate an estimated historical, realized return rate based upon the actual returns divided by the maximum allowable returns.

•	We record a stock rotation reserve based on management’s best estimates of returns each quarter.

•	Stock rotation returns require advance approval. Upon physical receipt and satisfactory inspection of pre-authorized returns, we receive the returned items into inventory and credit cost of goods for the full value of the returned goods.

The following table provides an example of our accounting and reporting for stock rotation rights, assuming that we sold products for $10,000 with a gross margin of 46%, all subject to stock rotation rights that were subsequently exercised by the customer assuming a 1% return rate:

	Period of Sale		Period of Return
Record product sale	Debits	Credits	Debits	Credits	Comments
Accounts receivable	10,000				Record original sale of products.
Cost of goods sold	5,400
Revenue		10,000
Inventory-original		5,400
Record estimated returns					Accrue for estimated returns under stock
Revenue	100				rotation rights in period of sale. Reverses
Cost of goods sold		54			revenue, cost of sales and records
Stock rotation reserve		46			rotation reserve. Assume 1% reserve.
Record receipt of returns and issuance of replacement inventory
Inventory-original			54		Record transaction to receive originally
Inventory-replacement				54	shipped product and ship
					replacement product.
Stock rotation reserve			46
Cost of goods sold			54		Record sale of replacement
Revenue				100	inventory.

Requirements of SFAS 48, paragraph 6

As noted in our response of January 27, 2006, we have considered and evaluated the provisions of SFAS 48 vis-à-vis our price protection provisions and our stock rotation right provisions. Specifically addressing paragraph 6 of this Statement please note:

•	Seller’s price is substantially fixed or determinable at the date of sale.

We believe that because we receive inventory on-hand reporting along with purchase dates for eligible inventory, we can make reliable estimates of the amount of price protection liability under our price protection arrangements such that our prices are fixed or determinable on the date of sale. We retain the unilateral ability to decide whether, and when, to reduce prices on our products and thus control when price protection arrangement would be triggered. During the periods covered by our Form 10-K/A, we reduced prices infrequently and our resulting liability was immaterial on each occasion.

We also believe that because we have sufficient historical experience we can make reliable estimates of returns under our stock rotation arrangements (as discussed above), appropriately recognize revenue at the time of sale of our products, and appropriately record returns due to stock rotation rights. Accordingly, we believe our prices are substantially fixed and determinable as of the date of sale.

•	Buyer has paid the seller or the buyer is obligated to pay the seller and the obligation is not contingent upon resale of the product.

Our customers have a clear contractual obligation, consistently applied and enforced, to make timely payment for our products sold in all of our distribution channels inclusive of direct sales, reseller and original equipment manufacturer (“OEM”) customers, and such obligation is not contingent upon resale.

Customer payments are not contingent or otherwise modified by reference to the potential for price protection.

As noted above, our stock rotation rights permit certain of our customers’ limited rights to return product for an equal dollar amount of new products. However, our stock rotation right limits our customers to return of qualifying products in exchange for new products. Our customers have a contractual obligation, consistently enforced, to pay timely for our products, irrespective of stock rotation rights. We do not issue refunds against receivables for returns pursuant to our stock rotation rights.

•	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage to the product.

Our contracts provide for clear transfer of title and risk of ownership. We do not retain or follow a practice of absorbing risks of ownership on products sold to our customers.

•	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.

All of our customers are independently owned and managed third party customers and have economic corporate or entity substance apart from us. We do not have any direct or indirect ownership of our customers, nor do we have any contractual joint operating or other relationships apart from our product sales or distribution agreements. We also have certain contract research and development arrangements with a limited number or customers, none of which result in or provide economic corporate or entity substance.

•	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.

We do not retain any significant performance obligations to bring about resale of the products. We do maintain obligations under our standard warranty terms. However, responsibility and risk of resale of our products rests entirely with the customers.

•	The amount of future returns can be reasonably estimated.

Our price protection provisions do not involve a “return,” and as discussed above, we believe that we can make reliable estimates of the amount of price protection liability under our price protection arrangements because we obtain on-land inventory reporting from our distributors and OEM’s and we retain the unilateral ability to decide whether, and when, to reduce prices on our products. With respect to our stock rotation provisions, we use the most recent twelve months of actual returns data in preparing our estimates because we believe that use of actual returns for the most recent time period provides the most relevant historical information for estimating future returns.

Requirements of SFAS 48, paragraph 8

We have also considered the provisions of SFAS 48, paragraph 8. Specifically addressing the requirements of this paragraph relative to our price protection and stock rotation programs, please note:

The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

•	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

We carefully consider these factors in the design of our price protection and stock rotation rights and do not believe that these factors affect our ability to estimate future returns. As noted above, we have unilateral control over whether and when to reduce our pricing, and during the periods included in the Form 10-K/A we have engaged in infrequent and immaterial price protection. The rights of our customers under our stock rotation rights are also limited as noted above.

•	Relatively long periods in which a product may be returned.

Our price protection provisions do not involve a right of return.

Our stock rotation rights limit the period of time returns are allowed to those products purchased by the customer within the prior four-month period. We believe that this return period provides a reasonable time limit that enables us to make reliable estimates of potential stock rotation returns based on our historical actual experience.

•	Absence of historical experience with similar types of sales or similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers.

We believe that we have adequate actual historical returns information that provides a reasonable basis for making reliable estimates of future returns under our stock rotation rights during the periods covered by our Form 10-K/A. As noted above, we base our estimates of future returns on the most recent twelve months actual returns data because we believe this provides the most accurate basis for estimating future returns. However, we have several years of actual returns information available as necessary to use in our estimates of future returns if considered appropriate.

We believe that our marketing policies and customer relationships have been consistent with respect to our price protection and stock rotation rights over the periods covered by our Form 10-K/A.

•	Absence of a large volume of relatively homogeneous transactions.

We have a large volume of historical experience with respect to our customers and each of our product lines associated with our price protection and stock rotation rights for the periods covered by our Form 10-K/A. We believe that the historical data we use provides an adequate basis for estimating stock rotation returns for the periods covered in our Form 10-K/A.

•	Selected Financial Data, page 26

2. Please include long term obligations in future filings.

We will include a line item for “long-term obligations” in future filings as part of the selected financial table data. For clarification, we respectfully advise the staff that our Company did not have any long-term obligations during the periods covered by the Form 10-K/A.

Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page 41

3. Please refer to prior comment 3. Include the additional disclosure in future filings.

We confirm to the staff that we will include additional disclosures in future filings regarding the composition of costs that are reported in our cost of sales.

4. Please refer to prior comment 8. Tell us how you considered the possible replacement of the five major customers in determining the fair value of your customer relationships.

For clarification, we did not consider possible future cash flows from replacement customers in determining the fair value of our acquired customer relationships. While we believe that in the normal course of business there could be possible replacements for these customers, the specific customers involved are very large telecommunications companies and may not be replaceable. Approximately 80% of the acquired customer relationship base revenue was associated with three major telecommunications carriers. In addition, our industry has and continues to experience consolidation through mergers and acquisitions, including large telecommunications companies, making replacements even more difficult to predict. Accordingly, none of the fair value of our acquired customer relationships was associated with potential replacement customers.

* * * *

We greatly appreciate the staff’s prompt attention and review. If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (303) 442-5455.

Sincerely,

/s/ GARY GATCHELL
Gary Gatchell
Chief Financial Officer

cc:	Brian Mandell-Rice, HEIN & ASSOCIATES LLP
Jeffrey J. Knight, KPMG LLP
Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Jose F. Macias, Wilson Sonsini Goodrich & Rosati